News Release

American Bonanza Selects Miner for the Copperstone Gold Mine

November 2, 2010 - American Bonanza Gold Corp. (TSX: BZA) ("Bonanza") is pleased to report the selection of Mining and Environmental Services LLC ("MES"), of Idaho Springs, Colorado, to conduct contract mining at the wholly owned Copperstone gold mine in Arizona. MES will mobilize upon the execution of a final contract and receipt of the final state permits to start pre-development mining activities, including rehabilitation of the existing decline and the development of the initial high grade stopes.

MES has been a successful mining contractor for 15 years and has been the construction contractor or construction project manager for mine, tunnel and mill rehabilitation, mine development, special projects, and closure or cleanup work at over 150 sites in the western United States. MES’s underground contracting and mine service projects include work for several major mining companies and numerous governmental and private entities.

Brian Kirwin, President and CEO, stated "MES brings to Bonanza the right mix of size and personnel to help make the Copperstone gold mine a success. Their creative ideas and experience in mining will enhance our ability to develop Copperstone into a very profitable mining operation. MES also maintains high safety and performance standards - very important considerations for Bonanza."

About Bonanza

Bonanza is working to re-activate mining at the preproduction-stage Copperstone gold mine in Arizona. Bonanza has 129 million shares outstanding, and has no debt. For more information please visit Bonanza’s website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:
Jim Bagwell
Phone: 1-877-688-7523
Email: info@americanbonanza.com